UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
FISHER COMMUNICATIONS, INC.
(Name of Issuer) Common Stock, $1.25 par value
(Title of Class of Securities) 337756209
(CUSIP Number)
Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 479254 10 4	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only). TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,892
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 825,892
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,892
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

The statement on Schedule 13D previously filed by TowerView LLC (“TowerView”) with respect to the Common Stock (the “Common Stock”) of Fisher Communications, Inc. (the “Company”) is hereby amended and supplemented as set forth herein. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

Item 4.       Purpose of Transaction.

Item 4 is supplemented by adding the following paragraph after the first paragraph thereof:

In a letter dated November 21, 2007 to the Company, GAMCO Asset Management sought to include in the Company’s proxy statement for the Annual Meeting of Shareholders to be held April 30, 2008 a proposal that would have required shareholder approval for certain acquisitions. The Company decided not to include this proposal in the proxy statement for technical reasons. After considering this matter, TowerView does not believe that the Board of Directors is open or willing to discuss shareholder concerns. Accordingly, TowerView has decided to withhold its votes for the election of directors at the Annual Meeting.

Item 5.       Interest in Securities of the Issuer.

Item 5 is amended and supplemented by changing the first paragraph thereof to read as set forth below and by adding the information after that paragraph to the information in the statement on Schedule 13D as to purchases by TowerView of Common Stock in the over-the-counter market during the 60 days preceding the filing of this statement.

TowerView has sole power to vote and sole power to dispose of an aggregate of 825,892 shares of Common Stock as of April 18, 2008, or 9.5% of the 8,728,858 shares of Common Stock that the Company reported as outstanding in its Form 10-K filed with the Securities and Exchange Commission on March 14, 2008. TowerView has used a total of $31,469,954.34 of its funds to purchase these shares.

Date	Number of Shares	Price Per Share
3/28/2008	10,420	30.4859
3/31/2008	3	30.2100
4/11/2008	2,077	30.2100
4/14/2008	500	30.1100
4/15/2008	4,290	30.0566
4/16/2008	515	29.9508
4/17/2008	3,087	29.8811

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2008

TowerView LLC

By  /s/Daniel R. Tisch

Daniel R. Tisch

General Member

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